



08004713

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
<u>UNITED STATES OF AMERICA</u>

5 August 2008

Re: <u>Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965</u>   **SUPPL**

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b).
The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
        Weil, Gotshal & Manges



Mobistar NV/SA
A. Reyerslaan 70 Boulevard A. Reyers | Brussel 1030 Bruxelles
TEL +32 (2) 745 71 11 | FAX +32 (2) 745 70 00
Fortis 210-0233334-04 | IBAN BE10 2100 2333 3404 | BIC: GEBABEBB
BTW-TVA BE 0456.810.810 | RPR-RPM Brussel-Bruxelles | www.mobistar.be

In accordance with the applicable regulations, the shareholding statement was made by a certain shareholder of Mobistar to the latter and the Banking, Finance and Insurance Commission, and Mobistar forwarded the statement to Euronext.

The statement is made by Atlas Services Belgium (ASB).

This subsequent statement is made further to the disposal of shares in Mobistar by ASB.

On 1 August 2008, based on Mobistar having issued 62,000,000 voting rights relating to its shares (the "Voting Rights") :

- ASB holds 51,21 % of the Voting Rights.



Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate
Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
<u>UNITED STATES OF AMERICA</u>

5 August 2008

Re: <u>Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965</u>

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b).
The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
        Weil, Gotshal & Manges



Mobistar NV/SA
A. Reyerslaan 70 Boulevard A. Reyers | Brussel 1030 Bruxelles
TEL. +32 (2) 745 71 11 | FAX +32 (2) 745 70 00
Fortis 210-0233334-04 | IBAN BE10 2100 2333 3404 | BIC: GEBABEBB
BTW-TVA BE 0456.810.810 | RPR-RPM Brussel-Bruxelles | www.mobistar.be



Summary of the Shareholding statement relating to Mobistar

In accordance with the applicable regulations, the shareholding statement was made by a certain shareholder of Mobistar to the latter and the Banking, Finance and Insurance Commission, and Mobistar forwarded the statement to Euronext.

The statement is made by Wirefree Services Belgium (WSB).

This subsequent statement is made further to the disposal of shares in Mobistar by **WSB**.

On 1 August 2008, based on Mobistar having issued 62,000,000 voting rights relating to its shares (the "Voting Rights") :

-       WSB holds 0 % of the Voting Rights.

